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                                                                  Exhibit 6.7

Chartwell International, Inc.


September 24, 1998



Mr. Barry M. Goldwater, Jr.
3104 E. Camelback Rd, Suite 274
Phoenix, Arizona  85016
(602) 840-3510


Dear Barry:

It is my great pleasure to have you join the Chartwell International, Inc. Board of Directors. I am confident that we can move forward together to achieve our mutual goals for the Company.

In consideration for your first year of service, we are prepared to issue to you a two-year option to purchase 200,000 shares of Chartwell common stock at $0.15 per share.

I will also introduce you to the Company's market maker, Jim Chincholl of Centex Securities, who has indicated to me that he can provide a large block of free trading stock in the Company at a discount from the market. I would encourage you to take advantage of the current low price of the stock.

I look forward to working with you.

Sincerely,



  /s/Janice A. Jones
--------------------
Dr. Janice A. Jones
Chair of Board